

July 9, 2010

Via U.S. mail and facsimile

Mr. Perry Leopold
Chief Executive Officer
North Bay Resources Inc.
2120 Bethel Road
Lansdale, Pennsylvania 19446

> **Re: North Bay Resources Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 16, 2010**
> **File No. 333-164266**

Dear Mr. Leopold

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 5, 2010.

Form S-1

General

1. With regard to the fair values derived for your equity award issuances, we note reference throughout your filing to the valuation model generated by an independent valuation expert. Please tell us how you considered Rule 436 of the Securities Act of 1933. For additional guidance, please refer to question 233.02 of the Compliance and Disclosure Interpretations, which indicates that "The registrant has no requirement to make reference to a third party expert simply because the registrant used or relied on the third party expert's report or valuation or opinion in connection with the preparation of a Securities Act registration statement. The consent requirement in Securities Act Section 7(a) applies only when a report, valuation or opinion of an expert is included or summarized in the registration statement and attributed to the third party and thus becomes

"expertised" disclosure." You can find this interpretation at:
http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm. Please file
an appropriate written consent from this valuation expert or eliminate all references to the
"valuation expert" and assume full responsibility for the applicable valuations disclosed
within your filing.

Prospectus Cover Page

2.   In response to prior comment 2, you have revised in various placed to indicate that there
        is only one selling stockholder. Please also revise the prospectus cover page, which
        refers to the resale by "certain individuals and entities."

3.   We reissue prior comment 3. You have not revised the prospectus cover page to disclose
        that the shares will be sold at the fixed price of $0.05 until the common stock becomes
        quoted on the Over-the-Counter Bulletin Board or listed on a securities exchange. You
        appear to have unnecessarily included this disclosure on the outside front cover page of
        your registration statement. Please revise.

Prospectus Summary, page 4

4.   We note your later discussion of your CEO and Chairman's ownership of 80% of the
        voting shares of your stock, regardless of the number shares of other outstanding voting
        stock. Please include this information in the prospectus summary, and disclose in the
        prospectus summary Mr. Leopold's continuing ability to control the outcome of all
        corporate matters.

5.   We note the added disclosure regarding your Generative Business Model. In step number
        1, you indicate that you will be "acquiring properties." Please clarify that you will be
        acquiring an interest in the mineral rights or placer rights underlying the property, but
        generally will not be acquiring the surface rights. Further clarify that you have an annual
        minimum work commitment or work commitment fee requirement to maintain the
        mineral rights in good standing.

6.   In step number 3 of the Generative Business Model, you state that that "In the case of a
        joint venture, we retain a percentage of ownership, typically 50%, in the event the partner
        satisfies all the terms of the contract to completion." Please clarify that you have two
        joint ventures to date, one of which your joint venture partner acquired a 75% interest and
        you retained a 25% interest, and the other of which your joint venture partner acquired a
        50% interest and you retained a 50% interest in the subject property.

7.   In step number 5 of the Generative Business Model, you state that "We believe these
        work programs enable us to maintain our properties for little or no cost . . . ." Please
        clarify that the main cost is that you are giving up certain of your mineral or placer rights.
        For example, clarify that in the case of an option agreement, you will not retain any

ownership in the property, but will only retain a net smelter return royalty, typically 2%. Please clarify that in the case of a joint venture, your partner will acquire an interest in the property, and you will retain an interest that ranges from 25% to 50% in the property.

Going Concern, page 6

8.   The first time you mention The PAN Network, please explain that Mr. Leopold is the owner of this private company that is still in operation.

Security Ownership of Certain Beneficial Owners and Management, page 23

9.   Based on revised disclosure about Series I preferred shares and the 80% of voting securities that these shares represent so long as at least one of these shares is outstanding, together with and including common stock then outstanding, the percent of voting securities of Mr. Leopold, not just common stock outstanding, should be disclosed in the table. See Item 403(a) of Regulation S-K.

10.   Please also revise your footnote disclosure to the table to make clear that the Series I preferred shares supersede any other shares that Mr. Leopold may own so that any additional securities that he may own do not increase his 80% voting rights, and are therefore included within the 80%.

Generative Business Model, page 29

11.   We note your response to prior comment 29. Please update your disclosure on the status of the payments made by your joint venture partners towards their required minimum exploration expenditures during the first year of the agreement. In this regard, we note that your agreements with Silver Quest Resources Ltd. and Lincoln Resources Inc. appear to reach their one year mark on October 15, 2010 and August 6, 2010, respectively. Please also disclose the ramifications if these partners to do make their required minimum expenditures.

Properties, page 31

12.   We note that for the Fawn Property and the Coronation Gold Property covered by your two joint venture agreements, and for all of your other properties, your claims are registered with the Province of British Columbia and for a term of one year, and appear that they can only be extended if certain minimum annual work commitments are made to keep the properties in good standing, or by paying a work commitment fee each year. These required minimum annual work commitments or equivalent work commitment fees, as disclosed, range from $550 per claim to over $12,901 per claim. Please disclose any expenditures that you have made or that your joint venture partners have made in order to meet these minimum work commitments or fees, and the time period when you must make these expenditures or pay the fee in order to maintain each claim.

Executive Compensation

Base Salary, page 84

13.   Please specifically tell us how you have addressed prior comment 31. Please explain how an annual salary of $180,000 is designed to align your executive's compensation with the achievement of your short- and long- term business objectives, especially when you have had minimal revenues to date.

14.   Please disclose if deferred compensation accrues with interest.

Non-Qualified Deferred Compensation, page 85

15.   In the second paragraph, please clarify that the restricted stock bonuses were in addition to, and not in lieu of, the deferred base salary compensation.

Summary Compensation Table, page 86

16.   On page 83, you disclose Mr. Leopold's deferred compensation as $86,021 and $192,861 for 2009 and 2008. As disclosed in the summary compensation table, his base salary of $15,000 per month equals $180,000 per year. Thus, the deferred salary would appear to equal $180,000 per year unless otherwise paid during the year. The narrative disclosure to the summary compensation table should explain what amount of the $180,000 in salary was paid or deferred. In this respect, please also explain how deferred compensation in 2008 was greater than his base salary. All stock compensation appears to be "stock awards" above and beyond base salary, and so these amounts do not appear to be included as deferred compensation. See Item 402(o) of Regulation S-K.

Compensation of Directors, page 87

17.   We note you response to prior comment 40 that "[i]n addition to the shares issued to the Company's CEO, shares were issued to directors for services performed . . . ." Footnote one to the table on page 87 states that the directors did not receive any compensation in their capacities as directors. Please reconcile these two statements.

Financial Statements

Note 3. Summary of Significant Accounting Policies, page 113

Mineral property costs, page 114

18.   We note your reference to the AICPA SEC International Practices Task Force meeting of November 25, 2002 in your response to comment 35 in our letter dated May 5, 2010. Please note the appropriate current guidance is FASB ASC Topic 805-20-55-37, which

clarifies that a mineral right, defined as "the legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits," is a tangible asset. Upon capitalization, mineral rights would be subject to impairment testing in accordance with FASB ASC Topics 360-10-35-15 and 930-360-35 (FAS 144 and EITF 04-3). Please modify your accounting policy and all related disclosures to indicate that acquisition costs of mineral rights are capitalized regardless of the determination of economic reserves. As part of your disclosure, please address your impairment assessment of such costs, as applicable.

Note 11. Share Issuance Since June 18, 2004 (Inception), page 120

19.   Your response to prior comment 36 indicates you classified your Series G preferred stock as equity because the availability of gold from the Company's inventory is solely within the control of the Company. However, it appears that you may be required to transfer assets (i.e. gold) to settle the preferred stock in certain circumstances. Please confirm that you have concluded the Series G preferred shares fall within the guidance of ASC 718, and tell us how you have considered ASC 718-10-25-11(b) with respect to the holder's ability to elect to receive ounces of gold upon conversion of the Series G preferred shares. If you believe the Series G preferred shares are subject to an accounting model other than ASC 718, please provide us with a full accounting analysis that supports your conclusions.

Engineering Comments

20.   We note your response to prior comment 47. In your filing please include a statement explaining your QA/QC protocols or, if you rely on a joint venture partner, a statement to this effect.

21.   We note your response to prior comment 49. Please clarify if the original sample taken in the field was 0.25 kilograms, or, if the original sample was larger than 0.25 kilograms and "concentrated" to 0.25 kilograms.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien at (202) 551-3721, or Mark Shannon, Accounting Branch Chief, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, the undersigned at (202) 551- 3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile (561) 488-7623
        Christopher K. Davies, Esq.